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SEC FILE NUMBER
8-67029

ANNUAL REPORTS
FORM X-17A-5 *
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Albright Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1101 Wilson Blvd, FL 6
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Jones	202-370-3522	tjones@albrightcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

Ernst & Young Ltd.
(Name – if individual, state last, first, and middle name)

3 Bermudiana	Hamilton	Bermuda	HM11
(Address)	(City)	(State)	(Zip Code)

07/01/2004	1277
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregory B. Bowes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Albright Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Principal

[signature]
Notary Public

NELSON RUI OLIVEIRA NOTARY PUBLIC REG # 7949305 MY COMMISSION EXPIRES 5/31/2025 COMMONWEALTH OF VIRGINIA

This filing contains (check all applicable boxes):**

x (a) Statement of financial condition.
x (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
x (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

ALBRIGHT
SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

Albright Securities LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)
December 31, 2021
With Report of Independent Registered Public Accounting Firm

Albright Securities LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)
Statement of Financial Condition
Year Ended December 31, 2021

Contents

EY
Building a better working world

Ernst & Young Ltd.
3 Bermudiana Road
Hamilton HM 08
P.O. Box HM 463
Hamilton HM BX
BERMUDA

Tel: +1 441 295 7000
Fax: +1 441 295 5193
ey.com

Report of Independent Registered Public Accounting Firm

The Managing Member
Albright Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Albright Securities LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

DocuSigned by:
Ernst + Young Ltd.
92F153E8E9544A3...

We have served as the Company's auditor since 2007.

Hamilton, Bermuda
February 25, 2022

ALBRIGHT SECURITIES LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021
(expressed in United States dollars)

ASSETS

Current assets		
Cash	$	19,103
Prepaid expenses		1,308
Total assets	$	20,411

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Member's equity		
Capital		382,614
Deficit		(362,203)
Total member's equity		20,411
Total liabilities and member's equity	$	20,411

See accompanying notes.

ALBRIGHT SECURITIES LLC
(A Wholly Owned Subsidiary of Albright Capital Management LP)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021
(Expressed in United States dollars)

1. Operations

Albright Securities LLC (the "Company") is a limited liability company that was formed in the state of Delaware in January 2005 and commenced operations on June 1, 2005. The Company registered as a broker dealer with the Securities and Exchange Commission (SEC) on January 11, 2006, and was approved for membership by the Financial Industry Regulatory Authority (FINRA) on the same date. The Company is a wholly-owned subsidiary of Albright Capital Management LP ("ACM"). ACM focuses on the emerging markets and launched its flagship private fund (the "Flagship Fund") in January 2007. The Company was formed primarily to serve as the private placement agent in connection with one or more private funds sponsored by ACM.

In accordance with FINRA NTM 16-37, the Company applied for and was granted Capital Acquisition Broker ("CAB") status on May 11, 2017. The Company concluded that it's expected activities were consistent with the limitations imposed on CAB's under CAB Rule 016. The Company undertakes to obtain the prior written approval of FINRA pursuant to FINRA CAB Rule 116 before removing or modifying any restrictions imposed or before effecting a material change in business operations and file a written notice and application with FINRA at least 30 days prior to effecting a change in ownership or control pursuant to FINRA CAB Rule 116.

The Company's activities are limited to acting as a private placement broker and it operates at the $5,000 net capital level. It neither carries customer accounts nor holds customer cash or securities. The Company does not act as a dealer or market maker. It has not executed any securities transactions since it commenced operations.

Pursuant to the terms of the Limited Liability Company Agreement (the "Agreement") dated January 28, 2005, the Company may be dissolved, and its affairs wound up upon the first to occur of the following: (i) the written consent of ACM, (ii) at any time there are no members of the Company, unless the business of the Company is continued in a manner permitted by the Delaware Limited Liability Act (the "Act"), (iii) the entry of a decree of judicial dissolution under Section 18-802 of the Act, or (iv) the occurrence of any other event resulting, under non-waivable provisions of the applicable law, in the dissolution of the Company.

In accordance with the Agreement, except as otherwise provided by the Act and the Company's expense sharing agreement (Note 5), the debts and obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and ACM shall not be obligated personally for such debt, obligation or liability of the Company solely by reason of being a member of the Company.

2. Significant accounting policies

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The significant accounting policies are as follows:

(a) Cash
Cash comprises cash held in one bank.

(b) Income
Income is recognized as earned on an accrual basis.

(c) Expenses
Expenses are recognized on an accrual basis.

(d) Financial instruments
The fair values of the Company's assets and liabilities that qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825, Financial Instruments, approximate the carrying amounts presented in the statement of financial condition.

(e) Use of estimates
The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

(f) Taxation
No provision for federal and state income taxes has been made since the Company is not a taxable entity. ACM is individually liable for the taxes on its share of the Company's income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2021, the Company did not have any unrecognized tax liabilities.

ALBRIGHT SECURITIES LLC

(A Wholly Owned Subsidiary of Albright Capital Management LP)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION, Cont'd.

DECEMBER 31, 2021
(Expressed in United States dollars)

2. Significant accounting policies (Cont'd.)

The Company recognizes interest and penalties, if any, related to unrecognized tax exposures. During the year, the Company did not accrue any interest or penalties.

3. Net capital requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2021, Company had net capital of $19,103, which exceeded the required net capital by $14,103. At December 31, 2021, the Company had a ratio of aggregate indebtedness to net capital of 0.00 to 1.

The ability of the Company to continue its operations is dependent upon the continued financial support from ACM. The statement of financial condition has been prepared on the assumption that ACM will continuously provide financial support to the Company. As of December 31, 2021, ACM made cash contributions of $20,000 to provide the Company with additional working capital.

4. FOCUS (Form X-17a-5) Report

A copy of the Company's most recent, quarterly unaudited FOCUS (Form X-17a-5) Report (December 31, 2021) including Supplemental FOCUS Information and a Supplementary Schedule to the Statement of Income (Loss) is available for examination at the principal office of the Company and at the regional office of the SEC.

(Expressed in United States dollars)

5. Related party transactions

For the year ended December 31, 2021, the Company shared office space with ACM. In accordance with an expense sharing agreement between the Company and ACM, ACM has not allocated rent, overhead, executives' salaries, audit, and tax service expenses, and other miscellaneous office expenses to the Company. The Company amended the expense sharing agreement in July 2014 to include; (1) any expenses payable by the Company that are unpaid and attributable to the Company will be included in the Company's net capital computation by adjustments which reduce net capital and increase aggregate indebtedness by the amount of such unpaid expenses, (2) if an expense results in payment owed to a vendor or third party, the vendor or third party must agree in writing that the Company is not directly or indirectly liable to the vendor or third party for the expense, (3) the Company has no obligation, direct or indirect, to reimburse or otherwise compensate ACM or any party for the costs related to the activities of the Company other than as otherwise provided in the agreement and (4) ACM will not commence allocating expenses to the Company until the first month during which the Company commences operations as a broker. Prior year expenses paid for by ACM will not be apportioned back to the Company. In accordance with provisions of SEC Rule 17a-3(a)(1) and (a)(2), the Company monitors and maintains a separate record of such expenses. For the year ended December 31, 2021, such expenses amounted to $80,501.

ACM has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate any party for these expenses.

6. Commitments and Contingencies

At December 31, 2021, the Company did not have any commitments or contingencies.

7. Subsequent Events

Subsequent events have been evaluated from January 1, 2022 through February 25, 2022, the date the statement of financial condition was available to be issued.